Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

BITSTREAM INC.,

A DELAWARE CORPORATION

FIRST:	The name of this corporation shall be: Bitstream Inc.

SECOND:	Its registered office in the State of Delaware is to be located at:

1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and its registered agent at such address is: The Corporation Trust Company.

THIRD:	The purpose or purposes of the corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:	The total number of shares of stock which this corporation is authorized to issue is:

One hundred (100) shares of Common Stock, par value $0.01 per share.

FIFTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation.

SIXTH:	Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

SEVENTH:	A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. No amendment, modification or repeal of this Article SEVENTH shall adversely affect the rights and protection afforded to a director of the corporation under this Article SEVENTH for acts or omissions occurring prior to such amendment, modification or repeal.

EIGHTH:	The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law and this Certificate of Incorporation, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the corporation is required to amend or repeal any provision of this Certificate of Incorporation, and in addition to any other vote of holders of capital stock that is required by this Certificate of Incorporation or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

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